Room 4561
December 13, 2005

Mr. James T. Healy
President and Chief Executive Officer
LogicVision, Inc.
25 Metro Drive
Third floor
San Jose, California 95110

      Re:	LogicVision, Inc.
      Form 10-K for the Year Ended December 31, 2004
		Filed March 18, 2005
		Form 10-Q for the Quarter Ended September 30, 2005
		Filed November 9, 2005
      File No. 0-31773

Dear Mr. Healy,

      We have reviewed your response letter dated September 7, 2005, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for the Year Ended December 31, 2004

Item 1. Customers, page 8
1. We have read your response to prior comment number 1. Notwithstanding the reasons cited in your response, we believe you are required to identify these customers to comply with Item 101(c)(1)(vii) of Regulation S-K. For example, we presume that losing a customer that accounted for 20% of your revenue in the most recent fiscal year and 37% of revenue over the past three fiscal years would have a material adverse effect and trigger a disclosure obligation. In addition, information that is material to investors or that is required to be disclosed by an applicable disclosure guideline is generally not appropriate subject matter for confidential treatment.

Item 8. Financial Statements

Consolidated Statement of Operations, page 35
2. We have read your response to prior comment number 2 in our letter dated September 7, 2005 and note that you agreed to classify amortization expense of developed technology as cost of sales in all future filings. However, it appears that you continued to classify this expense as research and development in your most recent Form 10-
Q filed on November 9, 2005. Please explain to us why this agreed-upon change was not made.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40
3. We have read your response to prior comment number 4. You indicate that the services accounted for using the percentage of completion method do not involve any customization and were not essential to the functionality of any software which the customer may have licensed from you. This suggests that you are not using contract accounting to comply with paragraphs 7 or 64 of SOP 97-2, but that you believe these service arrangements fall directly within the scope of SOP 81-1. Please explain to us how you considered the guidance in footnote 1 of SOP 81-1 that addresses scope considerations related to service transactions. In addition, explain to us why you believe revenue recognition should be determined based on the "level of effort expended" rather than the value that is provided to customers.


Item 9A. Controls and Procedures, page 53
4. We have read your response to prior comment number 5 and note that your disclosures do not appear to comply with Section II.F.4 of SEC
Release No. 33-8238. Please revise your disclosures to specifically state, if true, that your disclosure controls and procedures are effective at the reasonable assurance level.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Sincerely,


							Brad Skinner
						Accounting Branch Chief
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Mr. James T. Healy
LogicVision, Inc.
December 13, 2005
Page 1